Exhibit 21.1

WildHorse Resource Development Corporation

List of Subsidiaries

Name	Jurisdiction of Organization
Burleson Water Resources, LLC	Texas
Esquisto Resources II, LLC	Texas
Oakfield Energy, LLC	Delaware
Petromax E&P Burleson, LLC	Texas
WHE AcqCo., LLC	Delaware
WildHorse Resources Management Company, LLC	Delaware
WildHorse Resources II, LLC	Delaware